
03025913

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
JUN 30 2003
155
PROCESSING
SECTION
WASH. D.C.

FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]**

For the fiscal year ended December 31, 2002

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period from _________ to __________

Commission File Number: 000-25081

VAIL BANKS, INC. 401(k) SAVINGS AND INVESTMENT PLAN
(FORMERLY WESTSTAR BANK 401(K) SAVINGS AND INVESTMENT PLAN)
20 Lindbergh Drive, P.O. Box 1210, Gypsum, CO 81637
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

VAIL BANKS, INC.
0015 Benchmark Road, Suite 300, P.O. Box 6580, Avon, Colorado 81620
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)


PROCESSED
JUL 02 2003
THOMSON
FINANCIAL

VAIL BANKS, INC.
401(k) SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT AUDITORS

December 31, 2002 and 2001

DALBY, WENDLAND & CO., P.C.



Certified Public Accountants & Consultants

464 MAIN STREET • P.O. BOX 430 • GRAND JUNCTION, COLORADO 81502-0430
TELEPHONE 970/243-1921 • FAX 970/243-9214

Board of Trustees
Vail Banks, Inc. 401(k) Savings and Investment Plan

REPORT OF INDEPENDENT AUDITORS

We have audited the accompanying statements of net assets available for plan benefits of Vail Banks, Inc. 401(k) Savings and Investment Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2002 and 2001, and changes in its net assets for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2002 was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year, referred to as "supplemental information," as of December 31, 2002, is presented for the purpose of additional analysis and, while not a required part of the basic financial statements, is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2002, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dalby, Wendland & Co., P.C.
DALBY, WENDLAND & CO., P.C.
Grand Junction, Colorado
May 20, 2003

VAIL BANKS, INC. 401(k) SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2002 and 2001

	2002	2001
ASSETS		
Investments at fair market value		
Investment in Pooled Separate Accounts (see Note 3)	**$1,810,477**	$1,898,986
Investment in Employer Securities (see Note 3)	**808,451**	544,021
Cash held in transit	**-**	11,255
Total Assets	**$2,618,928**	$2,454,262
NET ASSETS AVAILABLE FOR PLAN BENEFITS		
Net Assets Available for Plan Benefits	**$2,618,928**	$2,454,262

See accompanying notes.

VAIL BANKS, INC. 401(k) SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the years ended December 31, 2002 and 2001

	2002	2001
Additions to net assets attributed to:		
Investment income		
Net investment loss from Pooled Separate Accounts (see Note 3)	**$ (322,139)**	$ (449,223)
Net investment gain (loss) from Employer Securities (see Note 3)	**67,156**	(12,877)
Total Investment Income	**(254,983)**	(462,100)
Contributions:		
Employer	**197,830**	219,046
Employee	**701,111**	651,895
Employee rollover	**7,397**	132,128
Total Contributions	**906,338**	1,003,069
Total Additions	**651,355**	540,969
Deductions from net assets attributed to:		
Benefits paid to participants	**436,514**	555,861
Administrative expenses	**43,499**	8,895
Other expenses	**6,676**	-
Total Deductions	**486,689**	564,756
Net Increase (Decrease)	**164,666**	(23,787)
Net assets available for Plan benefits - beginning of year	**2,454,262**	2,478,049
Net assets available for Plan benefits - end of year	**$2,618,928**	$2,454,262

See accompanying notes.

VAIL BANKS, INC. 401(k) SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Vail Banks, Inc. 401(k) Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of Vail Banks, Inc. (the Bank) and its participating subsidiaries, WestStar Bank and First Western Mortgage Services, who are at least 21 years of age and have attained at least 6 months of service with the Bank. It is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute a portion of annual compensation, in 1% increments, up to the maximum percentage permitted by law. Participants direct the investment of their contributions into 14 investment options offered by the Plan, including the Bank's common stock. The Bank matches 50% of the participant contributions on the first 6% of base compensation that a participant contributes to the Plan. In addition, the Bank may also contribute a discretionary profit sharing contribution. Matching contributions are in the Bank's stock and must remain invested in that stock until the later of the last day of the Plan year in which a participant is fully vested or following the Plan year in which the stock is credited to the participant's account.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Bank's contributions on the participant's behalf, and an allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their elective deferral contributions plus earnings thereon. Vesting in the Bank's contributions plus earnings thereon is based on years of continuous service. Vesting percentages are as follows:

Years	Percent Vested
0-1	0%
1	20%
2	40%
3	60%
4	80%
5	100%

Payment of Benefits

Upon termination of service, a participant will receive a lump-sum payment equal to the vested value of his or her account, provided the account does not have a value greater than $5,000. Otherwise, the participant may elect a monthly life income annuity to be paid in monthly installments over a period not to exceed the employee's lifetime or may receive a lump-sum payment. Hardship withdrawals are permitted for medical expenses, preventing foreclosure on a principal residence, purchase of a principal residence and payment of tuition.

Forfeitures

At December 31, forfeited nonvested accounts totaled $34,212 (2002) and $57,620 (2001). These accounts are used first to pay Plan expenses and then to reduce future employer contributions.

Name Change

The Plan was formerly known as the WestStar Bank 401(k) Savings and Investment Plan. Effective January 1, 2001, the Plan was renamed to the Vail Banks, Inc. 401(k) Savings and Investment Plan.

Custodian and Third-Party Administrator

In 2002, the Plan changed custodians from Guardian Insurance and AG Edwards to Circle Trust Company. The Plan also changed third-party administrators from 401(k) Services to Digital Retirement Services.

Administrative Expenses

Administrative expenses are paid for by the Plan and totaled $43,499 (2002) and $8,895 (2001) for the years ended December 31. Approximately $42,000 of the 2002 expense was charged by Guardian Insurance during the change over to Circle Trust Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation

The Plan's investments are stated at fair market value, as determined by quoted market price, if available, or by reference to other sales of substantially identical investments within the same time period.

Payment of Benefits

Benefits are recorded when paid by the third-party administrator.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE 3 - INVESTMENTS

The following presents investments that represent 5% of the Plan's net assets. Because the Plan was moved to a new custodian, certain investments from the prior year custodians are not offered by the current year custodian.

	2002	2001
Pooled Separate Account		
AIM Aggressive Growth, 38,186 and 0 shares, respectively	$279,140	$ -
Fundamental Investors, 6,147 and 0 shares, respectively	$136,650	$ -
Washington Mutual Investors, 11,387 and 0 shares, respectively	$267,711	$ -
Growth Fund of America, 23,193 and 0 shares, respectively	$428,376	$ -
EuroPacific Growth, 11,396 and 0 shares, respectively	$261,778	$ -
MFS Massachusetts Investors Growth Stock Fund, 0 and 35,514 shares, respectively	$ -	$366,281
Janus Worldwide Fund, 0 and 26,172 shares, respectively	$ -	$262,626
AIM Value Fund, 0 and 11,478 shares, respectively	$ -	$186,774
American Century Ultra Fund, 0 and 10,299 shares, respectively	$ -	$170,536
Employer Securities		
Vail Banks, Inc. stock, 67,371 and 49,910 shares, respectively	$808,451	$544,021

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Pooled Separate Accounts	$(322,139)
Employer Securities	$ 67,156

NOTE 4 - PLAN TERMINATION

Although they have expressed no intention to do so, the Bank has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA and any collective bargaining agreements in effect at the time. In the event of Plan termination, all participants will become 100% vested in their accounts.

NOTE 5 - TAX STATUS

The Internal Revenue Service has determined and informed the Bank by letter that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan sponsor believes that the Plan continues to qualify and to operate as designated.

SUPPLEMENTAL SCHEDULE

VAIL BANKS, INC. 401(k) SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4;
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

EIN 84-1250561

PLAN 001

December 31, 2002

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	AIM Aggressive Growth	Mutual Fund	$266,641	$ 279,140
	AIM Small Cap Growth	Mutual Fund	51,626	53,563
	American Balanced	Mutual Fund	108,683	116,573
	American High-Income Trust	Mutual Fund	19,634	20,903
	Bond Fund of America	Mutual Fund	25,304	26,023
	Fundamental Investors	Mutual Fund	128,933	136,650
	Washington Mutual Investors	Mutual Fund	250,279	267,711
	Growth Fund of America	Mutual Fund	402,030	428,376
	EuroPacific Growth	Mutual Fund	245,817	261,778
	Davis NY Venture Fund, Inc.	Mutual Fund	42,145	44,295
	Franklin U.S. Government Securities	Mutual Fund	35,656	35,769
	Seligman Small Cap Value	Mutual Fund	75,638	79,295
	CTC Stable Value Plus Fund	Mutual Fund	59,768	60,401
*	Vail Banks, Inc.	Common stock - tradeable	396,872	406,789
*	Vail Banks, Inc.	Common stock - nontradeable	391,953	401,662
		Total Investments		$2,618,928

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VAIL BANKS, INC. 401(k) SAVINGS AND INVESTMENT PLAN

Date: June 26, 2003



Jerry Oliver
Plan Administrator

Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements (Numbers 333-42636 and 333-54442) on Form S-8 of Vail Banks, Inc. of our report dated May 20, 2003, with respect to the financial statements of the Vail Banks, Inc. 401(k) Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Dalby, Wendland & Co., P.C.

Dalby, Wendland & Co., P.C.

Grand Junction, Colorado
June 25, 2003